Exhibit 1.6

Amendment to By-law No. 1

Hydrogenics Corporation

(the “Corporation”)

Section 2.07 of By-law No. 1 of the Corporation is deleted in its entirety and replaced with the following:

“2.07 Votes to Govern. At all meetings of the board any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.”